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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO:    3

Name of Issuer:  Miravant Medical Technologies, Inc. (formerly known as PDT,
                 Inc.)

Title of Class of Securities: Common Stock

CUSIP Number: 69329P

Name, address and telephone number of person authorized to receive Notice and
Communications:

         K. Leonard Judson, Esq.
         May, Potenza, Judson & Baran, P.C.
         201 North Central Avenue, Suite 2210
         Phoenix, AZ  85073-0022
         (602) 252-1110

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 69329P

Date of Event Which
Requires Filing of Statement: Amendment to Amendment No. 2 filed February 12,
                              1998 to correct number of shares beneficially owned by the Reporting Person

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]     Rule 13d-1(b)
         [x]      Rule 13d-1(c)
         [x]      Rule 13d-1(d)


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1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

         Paul F. Glenn, Trustee, Paul F. Glenn Revocable Trust; SS# 206 24 0752

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     [ ]
         (b)     [ ]

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Paul F. Glenn is a United States citizen and the Paul F. Glenn Revocable Trust is formed under the laws of the State of Arizona

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         5.       SOLE VOTING POWER
                  837,660

         6.       SHARE VOTING POWER
                  -0-

         7.       SOLE DISPOSITIVE POWER
                  837,660

         8.       SHARED DISPOSITIVE POWER
                  -0-

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         837,660

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         [ ]

11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.89%

12.      TYPE OF REPORTING PERSON*
         Paul F. Glenn - IN
         Paul F. Glenn Revocable Trust - 00

         This Amendment No. 3 is being filed to correct the number of shares beneficially owned by the Reporting Person as reported in previous 13G filings. The original 13G and previous Amendments failed to include 10,500 shares owned by the Reporting Person since 1995.


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Item 1 (a)  Name of Issuer:
            Miravant Medical Technologies, Inc. (formerly known as PDT, Inc.)

Item 1 (b)  Address of Principal Business Office, or, if none, Resident 7408
            Hollister Avenue, Santa Barbara, CA  93117

Item 2 (a)  Name of Person Filing:

            Paul F. Glenn, as Trustee of the Paul F. Glenn Revocable Trust, an Arizona revocable trust created by Declaration of Trust, dated August 23, 1990, as amended through the date hereof. Mr. Glenn is the sole trustee of the Paul F. Glenn Revocable Trust and has the same business address ("Reporting Person")

Item 2 (b)  Address of Principal Business Office or Residence:
            P.O. Box 50310, Santa Barbara, CA  93108

Item 2 (c)  Citizenship:
            Reporting Person is a United States citizen

Item 2 (d)  Title of Class of Securities:
            Common Stock

Item 2 (e)  CUSIP Number:
            69329P

Item 3 (a)  If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a :
            This statement is not filed pursuant to the foregoing rules.

Item 4 (a)  Amount Beneficially Owned:
            837,660

Item 4 (b)  Percent of class:
            5.89% (837,660 divided by 14,229,302 issued and outstanding as of March 7, 1998 as reported in the Issuer's 10-K for the Fiscal Year ended December 31, 1997)

Item 4 (c)  Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 837,660

            (ii)  shared power to vote or to direct the vote: -0-

            (iii) sole power to dispose or to direct the disposition of: 837,660

            (iv)  shared power to dispose or to direct the disposition of: -0-

            The Reporting Person has not acquired or disposed of any securities of the Issuer during the reporting period.


                                   Page 3 of 4
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Item 5      Ownership of Five Percent or Less of a Class

            This statement is not being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities identified herein.

Item 6      Ownership of More than Five Percent on Behalf of Another Person

            Other than the Reporting Person, no other person has any right to receive or the power to direct the receipt of dividends from, or the proceed or sales of the securities identified in this Schedule 13G.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

            This Schedule 13G is not being filed on behalf of a parent holding company or a subsidiary.

Item 8      Identification and Classification of Members of the Group

            This Schedule 13G is not being filed on behalf of any group.

Item 9      Notice of Dissolution of Group

            No notice of dissolution of a group is reported in this Schedule
            13G.

Item 10     Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participation in any transaction having such purposes or effect.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated: June 10, 1998

         /s/ K. Leonard Judson
         -------------------------------------------------
         Paul F. Glenn, by K. Leonard Judson, Attorney-in
         Fact for Paul F. Glenn (Power of Attorney for execution by K. Leonard Judson, on behalf of Paul F. Glenn, has been previously filed with the United States Securities and Exchange Commission


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